

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 19, 2012

<u>Via E-mail</u>
Robert Kasprzak
General Counsel
VRDT Corporation
12223 Highland Avenue, Suite 106-542
Rancho Cucamonga, California 91739

> **Re: VRDT Corporation**
> **Amendment No. 1 to Current Report on Form 8-K**
> **Filed November 8, 2012**
> **Form 10-K for the Fiscal Year Ended March 31, 2012**
> **Filed June 29, 2012, As Amended November 8, 2012**
> **File No. 00052677**

Dear Mr. Kasprzak:

        We have reviewed your response letter and the above-referenced filings, and have the following comments.

<u>General</u>

1. We have reviewed your response to prior comment two from our letter dated October 3, 2012. Please help us better understand why the acquisition of 24Tech should not be accounted for as a reverse merger pursuant to ASC 805-40. Please explain to us how you determined that VRDT is the accounting acquirer. Your response should address your consideration of ASC 805-10-25-4 and 25-5 as well as ASC 805-10-55-10 through 55-15. In this regard, we also note that pursuant to Item 5.06 of the Form 8-K you were a shell company and the acquisition with 24Tech resulted in you ceasing to be a shell company. You should correspondingly expand your disclosures to better explain how you determined the appropriate accounting for this acquisition.

2. We note your response to comment three of our letter dated October 3, 2012. We continue to believe that you are required to file your stock purchase agreement with GEM Global Yield Fund as an exhibit to the Form 8-K. <u>See</u> Item 2.01(f) of Form 8-K and Item 15(b) of Form 10. Please file the exhibit with the next amendment to your Form 8-K.

3. We have reviewed your response to prior comment 16 from our letter dated October 3, 2012. Your response indicates that shares of Class A Convertible Preferred Stock had previously been issued and were then cancelled. Please tell us and correspondingly expand your disclosures to address when these shares were issued and cancelled and how you accounted for the issuance and cancellation.

Explanatory Note

4. We note your language in the second paragraph under "Explanatory Note." Please note
    that the filing should be updated to reflect any events that occurred after the date of the
    Original Filing. Please delete this disclaimer and revise the filing accordingly.

Cautionary Statement Regarding Forward-Looking Statements and Information, page 2

5. We note that in response to comment six of our letter dated October 3, 2012 you have
    revised your disclosure to state that you are relying on the safe harbor in Section 21E of
    the Exchange Act. Please note that as a penny stock issuer, you are not eligible to rely on
    this safe harbor. See Section 21E(4)(b) of the Exchange Act.

Item 1.01 Entry into a Material Definitive Agreement

Item 2.01 Completion of Acquisition

Background of VRDT and 24Tech

Business, page 3

6. We note your disclosure stating that you believe that the "Company" was previously a
    shell company. Please revise your disclosure to clarify which entity is defined as the
    "Company."

7. We note your revisions in response to comment 11 of our letter dated October 3, 2012.
    However, your disclosure in this section continues to be drafted as if VRDT and 24Tech
    are two separate, standalone businesses. Given your representation that you were
    previously a shell company, and that you have now acquired all of the outstanding equity
    securities of 24Tech, this section should provide a complete overview of the current state
    of your business following the acquisition of 24Tech, including all of the information that
    is required by Item 101(h)(4) of Regulation S-K, and should present the information on a
    combined basis, to the extent applicable. As previously requested, please substantially
    revise this section, or, in the alternative, please advise us how the current disclosure
    reflects the business of the combined company, particularly in light of VRDT's prior
    status as a shell company.

8. We note your revisions in response to comment 12 of our letter dated October 3, 2012.
    Please further revise your disclosure to clarify the status of your business. In particular,
    please address the following:

    •   Explain your reference to "aggregating leading technology companies," including
        whether you have aggregated any such companies to date, and why they are
        "leading technology companies"; and

- Provide the details of the strategic relationships with the "major industry leaders" cited on page three, including whether you currently have any agreements with these companies and the significance of such agreements.

9. We note your revisions in response to comment 13 of our letter dated October 3, 2012. However, it does not appear that your disclosure takes into account the acquisition of 24Tech. For example, the estimate of the amount spent during each of the last two fiscal years on research and development activities seems to address only the prior business of VRDT. Please revise accordingly.

10. It appears that 24Tech's business relates to computer technology support services generally and it is unclear precisely what products and services it offers specific to the utility and power generation industry. Please revise.

Results of Operations

11. We have reviewed your response to prior comment 17 from our letter dated October 3, 2012. It appears that you have added disclosure to discuss the results of operations of 24Tech Corporation for the six months ended June 30, 2012 as compared to the six months ended June 30, 2011. Please enhance your disclosures to also discuss the results of operations of 24Tech Corporation for the year ended December 31, 2011 as compared to the year ended December 31, 2010.

Related Stockholder Matters

12. We note your response to comment 18 of our letter dated October 3, 2012. The reference to "related stockholder matters" continues to be unclear. Please revise your disclosure to clarify what is meant by this term. In particular, this statement is unclear given your disclosure under "Summary of the Principal Terms of the Acquisition" regarding the relationship between VRDT and 24Tech prior to the acquisition. Please refer to Item 201 of Regulation S-K.

Directors, Executive Officers and Corporate Governance

13. We note that you separately present the executive officers, directors and key employees of 24Tech and VRDT. As noted in our previous comments, the disclosure in the Form 8-K should present the disclosure of the company on a combined basis following the acquisition of 24Tech. Please revise accordingly.

14. We note your revisions in response to comment 20 of our letter dated October 3, 2012. Please indicate the term of office of each director and executive officer and the period during which each director or executive officer has served.

15. We note your response to comment 22 of our letter dated October 3, 2012 indicating that you have disclosed the experience, qualifications, attributes or skills that led to the conclusion that each director should serve as a director. We are unable to locate such disclosure. Please advise or revise accordingly. See Item 401(e)(1) of Regulation S-K.

Executive Compensation

Non-Employee Director Compensation

16. We note your response to comment 24 of our letter dated October 3, 2012. However, the purpose of the two charts continues to remain unclear. In particular, it appears that "accrued fees" in the second chart simply represents the "cash compensation" in the first chart. In addition, it is not clear why Mr. Norton-Standen appears only in the second chart. Please revise accordingly. Please also disclose when Mr. Norton-Standen was appointed as CEO.

17. The disclosure in this section should report the compensation paid to all directors, not just non-employee directors, unless the compensation for employee directors is reflected in the Summary Compensation Table. Please advise and revise as appropriate. See Item 402(r)(2) of Regulation S-K.

Executive Officer Compensation

18. We note that in your Summary Compensation Table you have revised your disclosure to include only your named executive officers. However, your disclosure under "Executive Officer Compensation" continues to list eight individuals as your named executive officers. Please revise accordingly. See Item 402(m)(2) of Regulation S-K.

19. Please revise your Summary Compensation Table to report the amount of salary received by your named executive on an annual basis as opposed to a monthly basis.

20. We note that in response to comment 26 of our letter dated October 3, 2012 you state that you have revised your disclosure to remove the reference to certain performance metrics. However, your disclosure continues to state that "the compensation committee has tied a substantial portion of the executives' overall compensation to key strategic business, financial and operational goals . . . ." Please advise and revise accordingly.

24Tech Corporation Audited Financial Statements for the Year Ended December 31, 2011

Note 4 - Revenue Recognition

21. We have reviewed your response to prior comment 36 from our letter dated October 3, 2012. It is not clear if you have multiple deliverable arrangements. Please advise. If you do have multiple deliverable arrangements, please clarify in your disclosures your

accounting for these multiple deliverables. If applicable, please disclose how you determined it was appropriate to account for each unit of accounting separately, how you allocate amounts to each unit, and how you account for each unit. Refer to ASC 605-25, including the disclosure requirements of ASC 605-25-50.

Pro-Forma Results of the Acquisitions of 24Tech Corporation by VRDT Corporation

22. We have reviewed your response to prior comment 37 from our letter dated October 3, 2012. Your response indicates that you will file a C-Corporation return subsequent to acquisition. The historical financial statements of 24Tech included in this Form 8-K appear to be based on 24Tech being taxed as an S-Corporation. In this regard, it is not clear how you determined that the pro forma financial statements do not need to reflect the change in tax status. Refer to SAB Topics 4:B, 1:B.1 (Question 3), and 1:B.2.

23. We have reviewed your response to prior comment 39 from our letter dated October 3, 2012. We note that you have presented pro forma combined balance sheets as of June 30, 2012 and December 31, 2011. Please note that you should only present a pro forma balance sheet as of the date of the most recent balance sheet, which should be as of September 30, 2012. Please also present pro forma statements of operations for the year ended December 31, 2011 and the nine months ended September 30, 2012. Refer to Rule 8-05(b)(2) of Regulation S-X.

24. We remind you that Rule 11-02(c)(2)(i) of Regulation S-X states that you should only provide pro forma statements of operations information for only the most recent fiscal year. In this regard, please remove the pro forma statements of operations information provided for the year ended December 31, 2010.

25. Please revise the heading of the combined pro forma balance sheet and income statement columns to clarify that these are pro forma amounts rather than referring to them as consolidated amounts. Please also clarify in the headings for the 24Tech and VRDT columns that these represent historical amounts. Please revise the sequence of the columns to show the historical amounts of each entity first, then the adjustments column, with the final column being the pro forma column.

26. Please show precisely how you arrived at each adjustment amount in a note to the pro forma financial statements. These notes should include a discussion of any significant assumptions and estimates used to arrive at these amounts.

Amendment No. 1 to Form 10-K for the Year Ended March 31, 2012

General

27. Please address the above comments relating to your Form 8-K in your amended Form 10-K.

Item 8 – Financial Statements and Supplementary Data

Consolidated Balance Sheet

28. We have reviewed your response to prior comment 43 from our letter dated October 3, 2012. We note that prepaid expenses increased from $3,472 as of March 31, 2011 to $5,403,921 as of March 31, 2012. Based on your disclosure in Note 12, you issued certain restricted stock to various officers and key persons to assist with a registration statement, and the value of the restricted stock recorded as prepaid expense is $5,365,000. It appears that this amount may relate to management compensation or other general and administrative expenses. Please advise, and tell us what consideration you gave to SAB Topic 5:A in accounting for these expenses.

Consolidated Statement of Cash Flows

29. We have reviewed your response to prior comment 41 from our letter dated October 3, 2012. We note that you have removed the word "Audited" from all column headings on the face of your statement of operations. Regarding your statement of cash flows, you continue to state in the column headings that the twelve months ended March 31, 2012 and 2011 are audited, but the column relating to the period beginning August 19, 1999 (Inception) to March 31, 2012 still appears to be unaudited. Please revise accordingly.

Item 15 – Exhibits, Financial Statement Schedules

Certifications

30. We have reviewed your response to prior comment 46 from our letter dated October 3, 2012. It does not appear that you have included Section 302 or Section 906 certifications with this Form 10-K/A. As such, please amend your Form 10-K/A to provide Section 302 and Section 906 certifications that refer to the Form 10-K/A for the fiscal year ended March 31, 2012 and are currently dated. In doing so, please refile the Form 10-K/A in its entirety, along with the certifications.

Signatures

31. Please amend your Form 10-K to so that it is signed by your principal executive officer, principal financial officer, controller or principal accounting officer, and by at least a majority of the board of directors. Please include the title of each of such officers or directors as part of the signature line. See General Instruction D to From 10-K. Please also include updated signatures for each signatory. We note, for example, that the signatures of your CEO and CFO are dated June 29, 2012.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. After reviewing the information you provide in response to these comments, we may have additional comments.

You may contact Jeff Gordon, Staff Accountant, at 202-551-3866, or Nudrat Salik, Staff Accountant, at 202-551-3692 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Jaskot, Staff Attorney at 202-551-3442 or Craig Slivka, Special Counsel, at 202-551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director